UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Innocoll AG

File No. 333-196910 - CF#31282

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Innocoll AG submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 registration statement filed on June 19, 2014.

Based on representations by Innocoll AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through June 20, 2024
Exhibit 10.2	through October 12, 2021
Exhibit 10.3	through June 20, 2017
Exhibit 10.4	through August 17, 2017
Exhibit 10.5	through June 20, 2017
Exhibit 10.6	through December 5, 2016
Exhibit 10.17	through January 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary